EXHIBIT 99.3

AUDITORS’ REPORT

To the Trustee
Paramount Energy Trust

Under date of February 26, 2004, we reported on the consolidated balance sheets of Paramount Energy Trust as at December 31, 2003 and 2002, and the consolidated statements of earnings and accumulated earnings and cash flows for the years then ended, as incorporated by reference in the annual report on Form 40-F. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled “Reconciliation of Financial Statements to Accounting Principles Generally Accepted in the United States” as set forth in the annual report. This supplemental note is the responsibility of the Trust’s management. Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Chartered Accountants

Calgary, Canada
February 26, 2004

RECONCILIATION OF FINANCIAL STATEMENTS TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES

The financial statements contained in Exhibit 99.2 to this annual report on Form 40-F have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which, in most respects, conform to accounting principles generally accepted in the United States (“US GAAP”). Significant differences between Canadian and US GAAP are as follows:

Statement of Earnings

		Year Ended December 31
		2003	2002
Net earnings — Canadian GAAP		$52,434	$7,406
Derivative financial instruments	b	(4,000)	—

Net earnings before cumulative effect of change in accounting policy — US GAAP		48,434	7,406

Cumulative effect of change in accounting policy	d	(3,640)	—

Net earnings — US GAAP		44,794	7,406

Increase in redemption value of Trust Units	e	(209,218)	—

Net earnings available to Unitholders — US GAAP		(164,424)	7,406

Net earnings before cumulative effect of change in accounting policy per Trust Unit — US GAAP
Basic		$1.14	$0.19
Diluted		$1.12	$0.19

Net earnings per Trust Unit — US GAAP
Basic		$1.05	$0.19
Diluted		$1.04	$0.19

Net earnings available to Unitholders per Trust Unit — US GAAP
Basic		$3.68	$0.19
Diluted		$3.63	$0.19

Balance Sheet

	December 31
	2003	2003	2002	2002
	Cdn GAAP	US GAAP	Cdn GAAP	US GAAP
Accounts Payable	$(8,726)	$(12,726)	$(19,306)	$(19,306)
Investment by PRL	—	—	(234,563)	(234,563)
Temporary Equity	—	(469,236)	—	—
Unitholders’ Equity	(166,065)	307,174	—	—

a)	Property, Plant and Equipment

Under both US and Canadian GAAP, property plant and equipment must be assessed for potential impairments. Under US GAAP, if the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, then an impairment loss (the amount by which the carrying amount of the asset exceeds the fair value of the asset) should be recognized. Fair value is calculated as the present value of estimated future cash flows. In 2002, under Canadian GAAP, the impairment loss would have been the difference between the carrying value of the asset and its net recoverable amount

(undiscounted). These differences in the determination of the amount of impairment did not result in any differences in the periods covered by these financial statements. In 2003 there is no difference between Canadian and US GAAP.

b)	Accounting for Derivative Financial Instruments

Under US GAAP, entities are required commencing January 1, 2001 to account for derivative instruments and hedging activities in accordance with FAS 133 which requires that all derivatives be recognized as assets and liabilities on the balance sheet and measured at fair value. Gains or losses, including unrealized amounts, on derivatives that have not been designated as hedges, or were not effective as hedges, are included in income as they arise.

For derivatives designated as fair value hedges, changes in the fair value are recognized in earnings together with equal or lesser amounts of changes in the fair value of the hedge item.

For derivatives designated as cash flow hedges, changes in the fair value of the derivatives are recognized in other comprehensive income until the hedged items are recognized in earnings. Any portion of the change in the fair value of the derivatives that is not effective in hedging the changes in future cash flows is included in earnings each period.

The derivatives entered into by PET did not qualify as hedges for US GAAP purposes. Accordingly, the gains and losses, including unrealized amounts, have been included in income as they arise.

c)	Impairment or Disposal of Long-term Assets

In August 2001, the FASB issued Statement No. 144 “Accounting for the Impairment or Disposal of Long-term assets” (“FAS 144”), which address the financial accounting and reporting for the impairment or disposal of long-lived assets. FAS 144 supersedes but retains the basic principle of Statement No 121 for the impairment of assets to be held and used. Assets to be disposed of through abandonment or an exchange for similar productive assets will be classified as held for use until they cease to be used. FAS 144 established criteria that must be met in order to classify an asset or group as held for sale. Assets classified as held for sale will be measured at the lower of their carrying amount or fair value less cost to sell, and depreciation will cease when the asset or group is classified as held for sale. The changes resulting from the adoption of the FAS 144 did not have any impact on the results of the impairment test as described in a) above.

FAS 144 broadens the definition of disposals to be presented as discontinued operations to include components of an entity that comprise operating cash flows that can clearly be distinguished, operationally and for financial reporting purposes from the rest of the entity. While FAS 144 may result in differences in future periods, it does not have any impact on these financial statements.

d)	Asset Retirement Obligations

Effective January 1, 2003, PET adopted FASB Statement No. 143 “Accounting for Asset Retirement Obligations” (“FAS 143”), which addresses financial accounting and reporting for obligations associated with the retirement of tangible assets. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and use of the asset. FAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value is added to the carrying amount of the associated asset. The liability is accreted at the end of each period through charges to operating expenses.

Canadian standards are consistent with the requirements under SFAS 143, “Accounting for Asset Retirement Obligations”, except under US GAAP the change was effective January 1,

2003. Under US GAAP, prior periods are not restated for the change in accounting policy and the effect of the change is charged to earnings, not Unitholders’ capital. The effect of the change in accounting policy of $3.6 million or $0.09 per Unit basic and diluted was charged to earnings in 2003 under US GAAP.

e)	Temporary Equity

Under US GAAP, the amount included on the consolidated balance sheet for Unitholders’ Equity would be reduced by an amount equal to the redemption value of the Trust Units as at the balance sheet date. The redemption value of the Trust Units is determined with respect to the trading value of the Trust Units as at each balance sheet date, and the amount of the redemption value is classified as temporary equity. Increases, if any, in the redemption value during a period would result in a charge to permanent equity and would be reflected in computing earnings available to Unitholders for the period. As the redemption value is dependent on the trading value of the Units as at the date they are presented for redemption and for a period thereafter, and the Trust Units did not commence trading until February 2003 no amount would have been recorded as a liability at December 31, 2002.

f)	Variable Interest Entities

In 2003, the FASB issued FIN 46 (Revised) “Consolidation of certain entities that are controlled through financial interest that indicated control (referred to as “Variable interests”)”. Variable interests are the rights or obligations that convey economic gains or losses from changes in the values of an entity’s assets or liabilities. The holder of the majority of an entity’s variable interests will be required to consolidate the variable interest entity. Adopting the provisions of FIN 46 (Revised) had no impact on the US GAAP financial statements.

g)	Financial Instruments with Characteristics of both Liabilities and Equity

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. This Statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because the financial instrument embodies an obligation of the issuer. Many of those instruments were previously classified as equity. Adopting the provisions of SFAS No. 150 had no impact on the US GAAP financial statements.

(h)	Other Comprehensive Income

Under US GAAP, certain items such as the unrealized gain or loss on derivative instrument contracts designated and effective as cash flow hedges are included in other comprehensive income. In these financial statements, there are no comprehensive income items other than net income.

(i)	Statement of Cash Flows

There are no differences between Canadian and US GAAP as they apply to statements of cash flows.